UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                 June, 2005

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SPIRENT PLC

Restructuring of Service Assurance division

London, UK - 29 June 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces a further restructuring within the Service Assurance division. The restructuring will realign resources and further reduce operating costs while the business continues to be transitioned towards IP service assurance. It will also allow support for existing leased line monitoring customers to be provided on a more efficient basis. The strategy for this division is to deliver service assurance solutions for IP business services and residential triple play offerings, including voice, video and data, as well as DSL and field test solutions.

As part of the restructuring, headcount in the division is being reduced by 180, representing 30 per cent of the workforce. The restructuring is expected to result in annualised cost savings of approximately £8 million, of which £3 million will benefit the second half of this financial year. The restructuring will give rise to a one time charge of approximately £2 million, of which an estimated £1.3 million will be in cash, in the first half of 2005. This is in addition to the approximately £3 million charge announced in our trading update of 21 April 2005. As previously announced, the Service Assurance division is expected to report an operating loss, before the one time charges, in the region of £10 million in the first half of 2005 under International Financial Reporting Standards.

The costs associated with the initiative to rationalise the supply chain activities across Spirent Communications have now been quantified. It is expected that the actions will result in a one time charge in the second half of the year of approximately £3 million, of which £1 million will be in cash.

Anders Gustafsson, Chief Executive, said:

"We have taken further actions in the Service Assurance division to realign the cost base while we continue to transition the business towards IP service assurance. We believe that the advanced voice, video and data services that are being rolled out by service providers worldwide will require sophisticated monitoring to ensure the high quality, reliable services their customers have come to expect. Our solutions address the challenges of delivering these advanced services."

Note

The above disclosures are unaudited and are reported on the basis of International Financial Reporting Standards (IFRS).

Business segments reported under IFRS are the same as those reported under UK GAAP however the operating profit or loss is affected by the stricter definitions under IFRS regarding allocation of central costs. Those shared costs, which cannot be directly attributed to individual segments, will now be reported separately as corporate and other costs. Where appropriate comparative numbers have been restated to reflect this change.

- ends -

Enquiries

Anders Gustafsson, Chief Executive                                       Spirent plc                                   +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                                                                    Spirent plc                                    +44 (0)1293 767676

Media
Tom Buchanan/Rupert Young                                                Brunswick                                    +44 (0)20 7404 5959

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                               LUKE THOMAS
                                                                                                                                                                                  (Registrant)

Date: 29 June, 2005                                                                                                                            By             /S/ Luke Thomas
                                                                                                                                                                                  (Signature)